EXHIBIT 99.10

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 1st day of May, 2022.

BETWEEN:

ROBIN WEISMAN

(the “Securityholder”)

- and –

SANDSTORM GOLD LTD., a company existing under the laws of the Province of British Columbia

(the “Purchaser”)

WHEREAS the Securityholder is the registered and/or beneficial owner of that number of issued and outstanding common shares (the “Shares”) in the capital of Nomad Royalty Company Ltd. (the “Company”), a corporation existing under the federal laws of Canada, set forth on the Securityholder’s signature page attached to this Agreement.

AND WHEREAS the Securityholder is the holder of that number of options to acquire Shares (“Options”), restricted share units of the Company (“RSUs”), performance share units of the Company (“PSUs”) and deferred share units of the Company (“DSUs”, and together with the Options, RSUs and PSUs, “Convertible Securities”) set forth on the Securityholder’s signature page attached to this Agreement.

AND WHEREAS the Purchaser and the Company have entered into an arrangement agreement (the “Arrangement Agreement”) concurrently with the entering into of this Agreement and propose to consummate an arrangement as set forth in the plan of arrangement attached to the Arrangement Agreement (the “Arrangement”).

AND WHEREAS the Securityholder acknowledges that the Purchaser would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Securityholder.

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

All terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement. For the purposes of this Agreement:

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Execution Version

“Subject DSUs” means that number of DSUs set forth on the Securityholder’s signature page attached to this Agreement, being all of the DSUs owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

“Subject Options” means that number of Options set forth on the Securityholder’s signature page attached to this Agreement, being all of the Options owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

“Subject PSUs” means that number of PSUs set forth on the Securityholder’s signature page attached to this Agreement, being all of the PSUs owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

“Subject RSUs” means that number of RSUs set forth on the Securityholder’s signature page attached to this Agreement, being all of the RSUs owned legally or beneficially by the Securityholder or over which the Securityholder exercises control or direction;

“Subject Securities” means, collectively, the Securityholder’s Subject Shares, Subject Options, Subject PSUs, Subject RSUs and Subject DSUs; and

“Subject Shares” means that number of Shares set forth on the Securityholder’s signature page attached to this Agreement, being all of the Shares owned legally or beneficially, either directly or indirectly, by the Securityholder or over which the Securityholder exercises control or direction, either directly or indirectly, and shall further include any Shares issued upon the conversion, exercise or vesting, as applicable, of Convertible Securities or otherwise acquired by the Securityholder after the date hereof.

ARTICLE 2
COVENANTS

Section 2.1 General Covenants of the Securityholder

The Securityholder hereby covenants and agrees in favour of the Purchaser that, from the date hereof until the termination of this Agreement in accordance with Article 4, except as permitted by this Agreement:

(a)

at any meeting of securityholders of the Company (including in connection with any combined or separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Securityholder forms part) called to vote upon the Arrangement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Arrangement is sought, the Securityholder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) in favour of the approval of the Arrangement and any other matter necessary for the consummation of the Arrangement;

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(b)

at any meeting of securityholders of the Company (including in connection with any combined or separate vote of any sub-group of securityholders of the Company that may be required to be held and of which sub-group the Securityholder forms part) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders or other securityholders of the Company is sought (including by written consent in lieu of a meeting), the Securityholder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) against any Acquisition Proposal and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement and each of the transactions contemplated by the Arrangement Agreement (the “Prohibited Matters”);

(c)

the Securityholder shall revoke any and all previous proxies granted or voting instruction forms or other voting documents delivered that may conflict or be inconsistent with the matters set forth in this Agreement;

(d)	subject to Section 5.1, the Securityholder shall not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, and shall not permit any such person to:

(i)

make, initiate, solicit, promote, entertain or encourage (including by way of furnishing or affording access to information or entering into any form of agreement, arrangement or understanding), or take any other action that facilitates, directly or indirectly, any inquiry or the making of any inquiry, proposal or offer with respect to an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(iii)	remain neutral with respect to, or agree to, accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal;

(iv)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify support for the Arrangement; or

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(v)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement effecting or related to any Acquisition Proposal or potential Acquisition Proposal;

(e)

subject to Section 5.1, the Securityholder will immediately cease and cause to be terminated any existing solicitation, encouragement, discussion, negotiation or any other activities with any person with any person (other than the Purchaser) conducted prior to the date hereof by such Securityholder or, if applicable, any of its officers, directors, employees, representatives or agents, with respect to any potential Acquisition Proposal, or any inquiry, proposal or offer that reasonably could be expected to constitute or lead to an Acquisition Proposal;

(f)

the Securityholder shall not, directly or indirectly, (i) sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any person, other than pursuant to the Arrangement Agreement, or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement;

(g)

subject to Section 5.1, the Securityholder shall not take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Arrangement Agreement;

(h)

the Securityholder shall, as a holder of Subject Securities, cooperate with the Company and the Purchaser to successfully complete the Arrangement and this Agreement and to oppose any of the Prohibited Matters;

(i)

the Securityholder shall not exercise any rights of appraisal or rights of dissent or any other rights or remedies, as applicable, with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement that the Securityholder may have; and

(j)

without limiting the generality of Section 5.2, no later than 10 Business Days prior to the date of the Nomad Meeting: (i) with respect to any Subject Shares (and any other Subject Securities which have a right to vote at such meeting) that are registered in the name of the Securityholder, the Securityholder shall deliver or cause to be delivered, in accordance with the instructions set out in the Nomad Circular and with a copy to the Purchaser concurrently with such delivery, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Arrangement; and (ii) with respect to any Subject Shares (and any other Subject Securities which have a right to vote at such meeting) that are beneficially owned by the Securityholder but not registered in the name of the Securityholder, the Securityholder shall deliver a duly executed voting instruction form to the intermediary through which the Securityholder holds its beneficial interest in the Securityholder’s Subject Securities, with a copy to the Purchaser concurrently, instructing that the Securityholder’s Subject Securities (which have a right to vote at such meeting) be voted at the Nomad Meeting in favour of the Arrangement. Such proxy or proxies shall name those individuals as may be designated by the Company in the Nomad Circular and such proxy or proxies or voting instructions shall not be revoked, withdrawn or modified without the prior written consent of the Purchaser unless this Agreement is terminated in accordance with Article 4 prior to the exercise of such proxy.

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Execution Version

Section 2.2 Covenants of the Purchaser

The Purchaser agrees to comply with its obligations under the Arrangement Agreement. The Purchaser hereby agrees and confirms to the Securityholder that it shall take all steps required of it to consummate the Arrangement and cause the consideration to be made available to pay for the Subject Securities, in each case in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to and covenants with the Purchaser as follows, and acknowledges that the Purchaser is relying upon such representations, warranties and covenants in entering into this Agreement and the Arrangement Agreement:

(a)

Incorporation; Capacity; Authorization. Where the Securityholder is a corporation, it is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; it has the requisite corporate power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder. Where the Securityholder is not a corporation, he, she or it has the power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform his, her or its obligations hereunder.

(b)

Enforceable. This Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding obligation, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

Ownership of Shares and Other Securities. The Securityholder is the sole registered and/or beneficial owner of its Subject Securities. The Securityholder does not directly or indirectly control or direct, or own or have any registered or beneficial interest in, any other securities of the Company, other than as disclosed on the Securityholder’s signature page attached to this Agreement. The Securityholder is and will be immediately prior to the Effective Date, the registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all Liens.

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Execution Version

(d)

No Breach. Neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(I)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default) (or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal) under any provision of the certificate of incorporation, articles, by-laws or any other constating document of the Securityholder, if applicable, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, license, agreement, lease, permit or other instrument or obligation to which the Securityholder is a party or by which the Securityholder or any of its properties or assets (including the Subject Securities) may be bound;

(ii)

require on the part of the Securityholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Securityholder will undertake) or permit, authorization, consent or approval of, any Governmental Authority or any other person; or

(iii)

subject to compliance with any approval or Laws contemplated by the Arrangement Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Securityholder or any of its properties or assets, in each case other than as would not be reasonably expected to have a material adverse effect on the Securityholder’s ability to perform its obligations hereunder.

(e)

No Proceedings. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or, to the knowledge of the Securityholder, threatened against the Securityholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Securityholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Authority against the Securityholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Securityholder’s ability to consummate the transactions contemplated by this Agreement.

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Execution Version

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer of any of the Subject Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Arrangement Agreement.

(g)

Voting. The Securityholder has the sole and exclusive right to enter into this Agreement and to vote (or cause to be voted) the Subject Securities (which have a right to vote at such meeting) as contemplated herein. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)

Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority or other person is required to be obtained by the Securityholder in connection with the execution, delivery or performance of this Agreement.

(i)

Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Authority or threatened against the Securityholder or any judgment, decree or order against the Securityholder that would adversely affect in any material manner the ability of the Securityholder to enter into this Agreement and to perform its obligations hereunder or the title of the Securityholder to any of the Subject Securities.

Section 3.2 Representations and Warranties of the Purchaser

The Purchaser hereby represents and warrants and covenants to the Securityholder, acknowledging that the Securityholder is relying upon such representations, warranties and covenants in entering into this Agreement:

(a)

Capacity. The Purchaser validly subsists under the laws of the Province of British Columbia and has all necessary requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder.

(b)

Authorization. The execution, delivery and performance of this Agreement by the Purchaser has been duly authorized and no other internal proceedings on its part is necessary to authorize this Agreement or the transactions contemplated hereunder.

(c)

Enforceable. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

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Execution Version

 ARTICLE 4
TERMINATION

Section 4.1 Termination

This Agreement may be terminated:

(a)	at any time upon the mutual written agreement of the Purchaser and the Securityholder;

(b)

by a party hereto if: (i) any of the representations and warranties of the other party in this Agreement shall not be true and correct in all material respects; or (ii) the other party shall not have complied with its covenants contained in this Agreement in all material respects;

(c)	by the Securityholder if the terms of the Arrangement Agreement are amended in any manner to provide for less consideration than is provided for at the date of this Agreement; or

(d)	automatically on the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms and (ii) the Effective Time.

Section 4.2 Effect of Termination

If this Agreement is terminated in accordance with this Article 4, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of this Agreement which occurred prior to such termination and the Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities or, if applicable, to withdraw any deposited Subject Securities to any take-over bid.

ARTICLE 5
GENERAL

Section 5.1 Fiduciary Obligations

Notwithstanding anything in this Agreement, the Purchaser hereby agrees and acknowledges that the undersigned is executing this Agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Company. For greater certainty, if the Securityholder or a director or officer of the Securityholder (or any of its affiliates) is also a director of the Company, such individual shall be entitled to exercise his or her fiduciary duties in his or her capacity as a director of the Company. Nothing in this Agreement prohibits such individual from exercising his or her duties as a director of the Company, including engaging in discussions or negotiations in his or her capacity as a director of and on behalf of the Company.

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Execution Version

Section 5.2 Further Assurances

Each of the Securityholder and the Purchaser will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require and at the requesting party’s cost to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 5.3 Disclosure

Each of the Securityholder and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release or any circular relating to the Nomad Meeting and the filing of a copy thereof by the Company at www.sedar.com.

Section 5.4 Time

Time shall be of the essence in this Agreement.

Section 5.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of Québec in respect of all matters arising under or in relation to this Agreement.

Section 5.6 Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

Section 5.7 Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 5.8 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

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Execution Version

Section 5.9 Assignment

The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that neither party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other party hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an affiliate, without reducing its own obligations hereunder, without the consent of the Securityholder.

Section 5.10 Survival

If this Agreement is terminated, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement.

Section 5.11 Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	the Purchaser, addressed as follows:

Sandstorm Gold Ltd.

Suite 1400 - 400 Burrard Street

Vancouver, BC V6C 3A6

Attention: Nolan Watson, President and Chief Executive Officer

Email: [email address redacted for confidential reason]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, BC V6C 3E8

Attention: Jennifer Traub / Jen Hansen

Email: jtraub@cassels.com / jhansen@cassels.com

(b)	the Securityholder, as set forth on the signature page to this Agreement.

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

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Execution Version

Section 5.12 Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

Section 5.13 Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

Section 5.14 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

Section 5.15 Language

The parties acknowledge that they have required that the present Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant or relating directly or indirectly hereto be drawn up in English. Les parties reconnaissent avoir exigé la rédaction en anglais de la présente convention ainsi que de tous documents exécutés, avis donnés et toutes poursuites judiciaires intentées, directement ou indirectement, relativement ou à la suite de la présente convention.

Remainder of page intentionally left blank.

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Execution Version

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

SANDSTORM GOLD LTD.

By:	(signed) Nolan Watson
Name: Nolan Watson
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO D&O VOTING AND SUPPORT AGREEMENT]

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Execution Version

Robin Weisman
(Print Name of Securityholder)

(signed) Robin Weisman
(Signature of Securityholder or Authorized Signatory)

(Place of Residency)

Robin Weisman, Director
(Print Name and Title)

Address: redacted for privacy

Telephone:

Email: redacted for privacy

(Number of Shares Held)

(Number of Options Held)

(Number of PSUs Held)

45,370
(Number of RSUs Held)

(Number of DSUs Held)

[SIGNATURE PAGE TO D&O VOTING AND SUPPORT AGREEMENT]

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